UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-35393

PRETIUM RESOURCES INC
(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ⌧

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	News Release dated December 18, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Vlada Cvijetinovic
Date: December 18, 2018	Name:	Vlada Cvijetinovic
	Title:	Vice President, Legal